February 19, 2016

Board of Directors Plandaí Biotechnology, Inc.

Gentlemen:

Please accept this letter representing my resignation as Director of the Company effective as of the close of business on February 29, 2016. My resignation does not reflect any disagreement with management or the direction of the Company but, rather, reflects my focus on other business opportunities that limit the time I can properly devote to Plandaí. Further, I represent that there are no outstanding obligations to me on the part of Plandaí, financial or otherwise.

I have thoroughly enjoyed my association with the Company over the past years and I am excited by the future prospects for the Company.

Please know that I am at your disposal should you need anything further.

Best Personal Regards,

/s/ Jamen Shively
Jamen Shively

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